                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              TGC INDUSTRIES, INC.
                                (Name of Issuer)

                  COMMON STOCK (NEW), $.30 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   872417308
                                 (CUSIP Number)

 RICHARD E. BLOHM, JR., 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 with a copy to:

     DARRYL M. BURMAN, 1900 W. LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027


                                DECEMBER 13, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  872417308                                    13D                         PAGE 2 OF 12


------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532
------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [ ]  (b) [ ]

------------------------------------------------------------------------------------------------
3.       SEC USE ONLY:

------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                                  [ ]

------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States
------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          2,173,913*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     2,173,913*
------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,173,913*
------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]

------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         49.1%**
------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:
         OO: Limited Liability Company
------------------------------------------------------------------------------------------------

* Represents shares of common stock, par value $.30 per share ("Common Stock"), of TGC Industries, Inc., issuable upon conversion of the 8-1/2% Convertible Subordinated Debenture, Series B, due December 1, 2009 in the original principal amount of $2,500,000 (the "Debenture").

** Based on conversion of the Debenture only and does not include any shares of Common Stock issuable upon conversion of outstanding shares of Series C 8% Convertible Exchangeable Preferred Stock, par value $1.00 per share, outstanding warrants and outstanding stock options.



CUSIP NO.  872417308                                    13D                         PAGE 3 OF 12

------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Issam M. Fares
------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [ ]  (b) [ ]

------------------------------------------------------------------------------------------------
3.       SEC USE ONLY:

------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                                  [ ]
------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Lebanon
------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          2,173,913*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     2,173,913*
------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,173,913*
------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]

------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         49.1%**
------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:
         IN
------------------------------------------------------------------------------------------------

* Represents shares of common stock, par value $.30 per share ("Common Stock"), of TGC Industries, Inc., issuable upon conversion of the 8-1/2% Convertible Subordinated Debenture, Series B, due December 1, 2009 in the original principal amount of $2,500,000 (the "Debenture").

** Based on conversion of the Debenture only and does not include any shares of Common Stock issuable upon conversion of outstanding shares of Series C 8% Convertible Exchangeable Preferred Stock, par value $1.00 per share, outstanding warrants and outstanding stock options.

CUSIP NO.  872417308                   13D                          PAGE 4 OF 12


                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to TGC Industries, Inc., a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.           SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $.30 per share (the "Common Stock"), of TGC Industries, Inc., a Texas corporation ("TGC"). The principal place of business of TGC is located at 1304 Summit Avenue, Suite 2, Plano, Texas 75074.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement on Schedule 13D is filed by (i) WEDGE Energy Services, L.L.C., a Delaware limited liability company ("WEDGE"), and (ii) Mr. Issam M. Fares, an individual ("Fares" and, together with WEDGE, the "Reporting Persons").

         The address of the principal place of business for WEDGE is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002 and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares is a citizen of the country of Lebanon.

         WEDGE was formed for the purpose of making investments in the energy industry. The officers of WEDGE consist of (i) Mr. William H. White, President;
(ii) Mr. Gregory J. Armstrong, Vice President and Treasurer; and (iii) Mr. Richard E. Blohm, Jr., Secretary. Each of Mr. White, Mr. Armstrong and Mr. Blohm is also a director of WEDGE. The address of Mr. White, Mr. Armstrong and Mr. Blohm is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002, and each is a citizen of the United States. The filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. White, Mr. Armstrong or Mr. Blohm are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owners of any securities covered by this Statement.

         Neither WEDGE nor Mr. Fares, nor to the knowledge of the Reporting Persons, Mr. White, Mr. Armstrong nor Mr. Blohm, has been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Fares is the ultimate beneficial owner of all of the outstanding ownership interests of WEDGE.

CUSIP NO.  872417308                   13D                          PAGE 5 OF 12


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 13, 1999, WEDGE consummated its purchase of the 8-1/2% Convertible Subordinated Debenture, Series B, due December 1, 2009, for the aggregate amount of $2,500,000 (the "Debenture") from TGC pursuant to the terms of a Debenture Purchase Agreement dated December 10, 1999 (the "Debenture Purchase Agreement"). The Debenture Purchase Agreement is described more fully in response to Item 4. The $2,500,000 funds used by WEDGE to purchase the Debenture was provided by an affiliate of the Reporting Persons.

ITEM 4.           PURPOSE OF TRANSACTION.

         Debenture Purchase Agreement and the Debenture Agreement. TGC and WEDGE are parties to an agreement (the "Debenture Purchase Agreement") whereby (i) TGC simultaneously issued to WEDGE the Debenture and entered into the Debenture Agreement (as defined below) pursuant to the payment of $2,500,000 cash by WEDGE to TGC and (ii) in connection with the issuance of the Debenture and payment by WEDGE, TGC repaid to WEDGE all principal and accrued interest on a loan previously made by WEDGE to TGC evidenced by that certain Advance Note in the principal amount of $300,000 dated November 1, 1999 (the "Note"). Simultaneously with the execution of the Debenture Purchase Agreement, TGC and WEDGE entered into a Debenture Agreement which sets forth the terms and conditions of the Debenture (the "Debenture Agreement"). The Debenture Purchase Agreement and the Debenture Agreement contain customary representations and warranties. The transactions contemplated by the Debenture Purchase Agreement and the Debenture Agreement were consummated on December 13, 1999.

         Under the terms of the Debenture and the Debenture Agreement, TGC promises to pay to WEDGE the principal amount of $2,500,000 and interest on the principal amount at the rate of 8-1/2% per year from December 10, 1999 until December 1, 2009, the date of maturity of the Debenture. Such interest is payable in cash semi-annually; provided, however, that each interest payment due and payable through January 1, 2001, shall be paid in kind by the issuance of additional debentures, like the Debenture, with a principal amount equal to the amount of the cash interest payment which otherwise would have been paid ("PIK Interest"). WEDGE has the option with respect to each interest payment due and payable after January 1, 2001, to elect whether such interest payment shall be by cash or PIK Interest. Notwithstanding the foregoing, TGC will only pay PIK Interest if its earnings before deduction of interest, taxes, depreciation and amortization ("EBITDA") for the six months ended the previous quarter are less than 125% of TGC's obligation for such interest payment and for all other dividends and interest due and payable on all other outstanding securities of TGC as of such time. Interest payments on the Debenture take priority over any preferred stock dividends payable by TGC. The indebtedness evidenced by the Debenture will be subordinate in right of payment to all Superior Indebtedness (as defined in the Debenture Agreement) to the extent and in the manner provided for in the Debenture Agreement.

         In accordance with the terms of the Debenture Purchase Agreement and the Debenture Agreement, so long as (a) the Debenture remains outstanding or (b) WEDGE owns shares of preferred stock representing at least 10% of the shares of capital stock of TGC on a fully diluted

CUSIP NO.  872417308                   13D                          PAGE 6 OF 12


basis, TGC will not (i) pay any cash dividends or any interest accrual on any equity or debt security, excluding any Superior Indebtedness (as defined in the Debenture Agreement), until TGC's EBITDA for the six months ended with the quarter for the last quarterly report are more than 125% of TGC's obligations for all dividends and interest due and payable on all outstanding securities of TGC as of such time or (ii) incur, or commit to incur, any capital expenditures of any kind in excess of $50,000 without the approval of TGC's Board of Directors, and TGC agrees that until it has expended the $2,500,000 in proceeds from the issuance of the Debenture, it will not make any capital expenditures in excess of $50,000 without the consent of WEDGE. So long as WEDGE or its nominee holds the Debenture, TGC will furnish to such holder certain financial and business information of TGC including quarterly statements, annual statements, audit reports, and certain filings with the Securities Exchange Commission.

         Pursuant to the Debenture Purchase Agreement and the Debenture Agreement, TGC may, at any time after December 1, 2001, prepay the Debenture, including any debentures issued as PIK Interest, in whole or in part, by payment of 152.174% of the outstanding principal amount of the Debenture, or portion thereof to be prepaid, and payment of the accrued interest thereon to the date of prepayment. In the event of a merger by TGC or a sale of all or substantially all of its assets, WEDGE may elect to have TGC prepay all of such Debenture by payment of 100% of the principal amount of the Debenture and payment of the accrued interest thereon to the date of prepayment.

         In connection with the issuance of the Debenture and the repayment of the Note, WEDGE was granted a right to participate in any additional equity offerings which TGC may offer, up to the WEDGE Percentage (as defined in the Debenture Purchase Agreement). This right of participation expires upon the later to occur of the following: (a) the maturity of the Debenture, (b) the conversion of the Debenture into Common Stock, (c) the conversion of the Debenture into Senior Preferred Stock or Series D Preferred Stock (both as defined below) and the conversion of such preferred stock into Common Stock, or
(d) December 10, 2009.

         The Debenture Purchase Agreement grants WEDGE a right of conversion with respect to the Debenture. As more specifically described in both the Debenture Purchase Agreement and the Debenture Agreement, the unpaid principal amount of the Debenture or any portion thereof may, at the election of WEDGE, be converted into (a) shares of Common Stock at an initial conversion price per share of Common Stock of $1.15 or (b)(i) shares of 8-1/2% Senior Convertible Preferred Stock (the "Senior Preferred Stock"), at an initial conversion price per share of such Senior Preferred Stock of $1.15, but only if 66-2/3% of the holders of TGC's 8% Series C Convertible Exchangeable Preferred Stock, par value $1.00 per share (the Series C Preferred Stock"), consent to such conversion (the "Consent") or (ii) shares of 8% Series D Convertible Preferred Stock (the "Series D Preferred Stock") with terms which are pari passu with TGC's Series C Preferred Stock, or any outstanding series of preferred stock of TGC with rights and terms superior thereto, at an initial conversion price per share of Series D Preferred Stock of $1.15, if the necessary Consent is not obtained. The initial conversion price is subject to adjustment from time to time in accordance with the terms of the Debenture Agreement. Under the terms of the Debenture Purchase Agreement, TGC has agreed to use its best efforts to obtain the Consent thereby granting TGC the right to create the Senior Preferred Stock.

CUSIP NO.  872417308                   13D                          PAGE 7 OF 12


         If the Consent is obtained, then TGC will cause to be filed those designations, rights and preferences in the form substantially similar to Exhibit B to the Debenture Purchase Agreement (the "Terms of the Senior Preferred Stock"), and WEDGE will automatically convert the Debenture into Senior Preferred Stock. The Terms of the Senior Preferred Stock provide that such preferred stock will be senior in rights to dividends to all classes and series of Stock of TGC, including the Series C Preferred Stock. Further, holders of the Senior Preferred Stock will be entitled to receive cumulative cash dividends at a rate of 8-1/2% per year before any dividend or distribution in cash or other property (other than dividends payable in stock ranking junior to the Senior Preferred Stock as to dividends and upon liquidation, dissolution or winding-up) on any class or series of stock of TGC ranking junior to the Senior Preferred Stock as to dividends or on liquidation, dissolution or winding-up is declared or paid or set apart for payment. Dividends on the Senior Preferred Stock are payable when and as declared by the Board of Directors of TGC on December 1 and June 1 of each year, beginning June 1, 2000. Notwithstanding the foregoing, dividends in arrears may be declared and paid at any time. Accrued dividends will not bear interest. Dividends are payable in cash; provided, however, that for each dividend declared and payable through December 1, 2000, such dividend payment shall be by payment in kind by issuance of additional shares of Senior Preferred Stock (the "Senior Preferred Stock PIK Dividend"). Holders of Senior Preferred Stock have the option with respect to each interest payment due and payable after December 1, 2000 to elect whether such dividend shall be by cash or Senior Preferred Stock PIK Dividend. Notwithstanding the foregoing, TGC will only pay Senior Preferred Stock PIK Dividend if its EBITDA for the six months ended with the previous quarter is less than 125% of TGC's obligation for such dividend payment and for all other dividends and interest due and payable on all other outstanding securities of TGC as of such time. Holders of Senior Preferred Stock will be entitled to one vote per share of Senior Preferred Stock held by them. The Senior Preferred Stock will vote with the Common Stock upon all matters other than those which, by law, the holders of shares of Senior Preferred Stock have the right to vote as a separate class.

         If the Consent is not obtained, then WEDGE has the right to elect to convert the Debenture into Series D Preferred Stock. If WEDGE makes such an election, then TGC will, immediately prior to such election by WEDGE, cause to be filed those designations, rights and preferences in the form substantially similar to Exhibit C to the Debenture Purchase Agreement (the "Terms of the Series D Preferred Stock"). The Terms of the Series D Preferred Stock provide that such preferred stock will have dividend rights which are pari passu with the rights of any outstanding shares of Series C Preferred Stock. Holders of the Series D Preferred Stock will be entitled to receive cumulative cash dividends at a rate of 8% per year before any dividend or distribution in cash or other property (other than dividends payable in stock ranking junior to the Series D Preferred Stock as to dividends and upon liquidation, dissolution or winding-up) on any class or series of stock of TGC ranking junior to the Series D Preferred Stock as to dividends or on liquidation, dissolution or winding-up is declared or paid or set apart for payment. Dividends on the Series D Preferred Stock are payable when and as declared by the Board of Directors of TGC on December 1 and June 1 of each year, beginning June 1, 2000. Notwithstanding the foregoing, dividends in arrears may be declared and paid at any time. Accrued dividends will not bear interest. Dividends are payable in cash; provided, however, that for each dividend declared and payable through December 1, 2000, such dividend payment shall be by payment in kind by issuance of additional shares of Series D Preferred Stock

CUSIP NO.  872417308                     13D                        PAGE 8 OF 12


(the "Series D Preferred Stock PIK Dividend"). Holders of Series D Preferred Stock have the option with respect to each interest payment due and payable after December 1, 2000 to elect whether such dividend shall be by cash or Series D Preferred Stock PIK Dividend. Notwithstanding the foregoing, TGC will only pay Series D Preferred Stock PIK Dividend if its EBITDA for the six months ended with the previous quarter is less than 125% of TGC's obligation for such dividend payment and for all other dividends and interest due and payable on all other outstanding securities of TGC as of such time. Holders of Series D Preferred Stock will be entitled to one vote per share of Series D Preferred Stock held by them. The Series D Preferred Stock will vote with the Common Stock upon all matters other than those which, by law, the holders of shares of Series D Preferred Stock have the right to vote as a separate class.

         Each share of both the Senior Preferred Stock and the Series D Preferred Stock issued to WEDGE upon conversion of the Debenture shall be initially convertible into one share of Common Stock, subject to adjustment as more fully described in the Debenture Agreement. WEDGE has the right to convert such preferred stock into Common Stock at any time. Notwithstanding the foregoing, TGC may, at any time after December 1, 2001, redeem any or all shares of Senior Preferred Stock or Series D Preferred Stock outstanding at an initial redemption price of $1.75 per share, subject to adjustment.

         Under the terms of the Debenture Purchase Agreement and the Debenture Agreement, upon the request of WEDGE covering at least 51% in the aggregate principal amount of the Debenture and/or 51% of the shares of Common Stock, Senior Preferred Stock and/or Series D Preferred Stock (the "Shares") issued upon conversion of the Debenture, TGC will use its best efforts to effect the registration under the Securities Act of 1933, as amended (the "1933 Act") of:
(a) the Shares which TGC has been requested to register and (b) all other outstanding Shares, or Shares issuable upon conversion of the Debenture, the holders of which have made written request to TGC for registration thereof within 30 days after the receipt of such written notice from TGC. Such registration shall be in effect for a period of 24 months; provided, however, that TGC will not be required to register or use its best efforts to effect any registration of this type of Shares under the 1933 Act more than once. Notwithstanding the foregoing, if TGC proposes to register any of its securities under the 1933 Act, TGC will notify WEDGE of such intention and upon request by WEDGE, TGC will use its best efforts to cause all such outstanding Shares, or Shares issuable upon conversion of the Debenture, requested for registration, to be so registered under the 1933 Act, such Shares subject to reduction in the event that the managing underwriter of a then proposed public offering of TGC's securities determines that such registration of such Shares would materially and adversely affect such public offering. All expenses relating to TGC's compliance with the registration rights of WEDGE, excluding certain expenses such as underwriting commissions and discounts, the fees of WEDGE's counsel, and any filing fees associated with the listing of shares of either Senior Preferred Stock or Series D Preferred Stock (but not Common Stock), will be paid by TGC. The Debenture Purchase Agreement and the Debenture Agreement also contain customary indemnification provisions with respect to the registration rights contained therein.

         The Debenture Purchase Agreement provides that so long as (a) the Debenture remains outstanding or (b) WEDGE owns shares of capital stock representing 10% of the capital stock of

CUSIP NO.  872417308                   13D                          PAGE 9 OF 12


TGC on a fully diluted basis, the Board of Directors of TGC will support and place on the ballot at each election of directors two (2) nominees to the Board of Directors (the "WEDGE Board Nominees"). Further, TGC has agreed (i) to expand its Board of Directors to seven (7) directors by creating two (2) new positions to be filled by the WEDGE Board Nominees and (ii) that its Board of Directors will not contain more than seven (7) members. As a result of WEDGE's right to nominate two (2) directors, certain TGC shareholders have entered into a Voting Agreement (as defined below), the purpose of which is to contractually bind those shareholders to vote their shares at each directors' election in favor of the WEDGE Board Nominees. WEDGE expects to make such nominations at the appropriate time.

         Voting Agreement. WEDGE, TGC and certain shareholders of TGC, including Allen McInnes, Wayne Whitener, Herbert Gardner, William Barrett and Edward Flynn (collectively, the "Shareholders"), have entered into a Voting Agreement (the "Voting Agreement") in connection with the purchase of the Debenture by WEDGE. Under the terms of the Voting Agreement, the Shareholders have agreed to vote their shares in favor of the WEDGE Board Nominees. The Voting Agreement terminates on the first to occur of (i) WEDGE no longer owning at least 10% of the total issued and outstanding shares of capital stock of TGC on a fully diluted basis, (ii) redemption of the Debenture by TGC, or (iii) December 10, 2009. The Shareholders hold in the aggregate shares of capital stock of TGC representing 38.7% of the shares of capital stock of TGC currently outstanding and entitled to vote.

         The Debenture Purchase Agreement, the Debenture Agreement, the Terms of the Senior Preferred Stock, the Terms of the Series D Preferred Stock, and the Voting Agreement are each attached as exhibits to this Statement on Schedule 13D, are incorporated herein by reference and the summaries of the terms of such agreements are qualified by reference to the actual agreements.

         The purchase of the Debenture by WEDGE was the result of negotiated transactions with TGC. WEDGE acquired the Debenture as an investment which will be subject to the terms of the Debenture Purchase Agreement and the Debenture Agreement. Further, the Reporting Persons intend to monitor their investment in TGC on a continuing basis in the ordinary course of business and, depending upon the price of, and other market consideration relating to the Common Stock, subsequent developments affecting TGC, TGC's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions (including the price of oil and natural gas), tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in TGC.

         Other than as described in this Statement on Schedule 13D, at the present time neither of the Reporting Persons has specific plans or proposals which would relate to or result in:

         (a) the acquisition by any person of additional securities of TGC, or the disposition of securities of TGC;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TGC or any of its subsidiaries;

CUSIP NO.  872417308                   13D                         PAGE 10 OF 12


         (c) a sale or transfer of a material amount of assets of TGC or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of TGC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of TGC;

         (f) any other material change in TGC's business or corporate structure;

         (g) changes in TGC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TGC by any person;

         (h) causing a class of securities of TGC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of TGC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any actions similar to those enumerated above.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing, and reserve their rights under the Debenture and all transactions contemplated thereby.

         WEDGE may, from time to time, discuss with management and other shareholders of TGC and other parties methods by which TGC can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of TGC's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of TGC described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (a) through (j) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth in this Statement on Schedule 13D, WEDGE owns the Debenture which is initially convertible into (i) 2,173,913 shares of Common Stock of TGC or (ii) 2,173,913 shares of Senior Preferred Stock or Series D Preferred Stock of TGC (both of which are initially convertible into 2,173,913 shares of Common Stock of TGC). The 2,173,913 shares of Common Stock of TGC issuable upon conversion of the Debenture (or the conversion of the Debenture into preferred stock and the conversion of the preferred stock into Common Stock) represents 49.1% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of October 29, 1999 as represented by TGC in its 10-QSB filed with the Securities and Exchange Commission on

CUSIP NO.  872417308                   13D                         PAGE 11 OF 12


November 12, 1999 for the quarterly period ending September 30, 1999). Based on certain representations made by TGC to WEDGE, on a fully-diluted basis, which assumes conversion of (x) the Debenture, (y) the Series C Preferred Stock, and
(z) warrants and stock options, the 2,173,913 shares of Common Stock of TGC issuable upon conversion of the Debenture (or the conversion of the Debenture into preferred stock and the conversion of the preferred stock into Common Stock) represents 26.8% of the outstanding Common Stock of TGC.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock issuable upon conversion of the Debenture held by WEDGE. See Item 2.

         (c) Other than the transactions described in this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described in response to Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of TGC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Debenture Purchase Agreement, including as exhibits attached thereto, (a) the Debenture Agreement, (b) the Terms of the Senior Preferred Stock, (c) the Terms of the Series D Preferred Stock, and (d) the Voting Agreement.

         99.2     Power of Attorney from Issam M. Fares.

         99.3     Joint Filing Agreement between the Reporting Persons.

CUSIP NO.  872417308                   13D                         PAGE 12 OF 12

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 22, 1999                    WEDGE ENERGY SERVICES, L.L.C.


                                            By:      /s/ Richard E. Blohm, Jr.
                                                     ---------------------------
                                            Name:    Richard E. Blohm, Jr.
                                            Title:   Secretary




Dated: December 22, 1999                    ISSAM M. FARES


                                            By:      /s/ Richard E. Blohm, Jr.
                                                     ---------------------------
                                            Name:    Richard E. Blohm, Jr.
                                            Title:   Attorney-In-Fact

                                 EXHIBIT INDEX

         99.1 Debenture Purchase Agreement, including as exhibits attached thereto, (a) the Debenture Agreement, (b) the Terms of the Senior Preferred Stock, (c) the Terms of the Series D Preferred Stock, and (d) the Voting Agreement.

         99.2     Power of Attorney from Issam M. Fares.

         99.3     Joint Filing Agreement between the Reporting Persons.